EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2009
Earnings:
Income before income taxes	$1,655.8

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	45.7
Portion of rents representative of interest factor	30.5
Less:
Gain on equity investments	(2.1)

Income as adjusted	$1,729.9

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$45.7
Portion of rents representative of interest factor	30.5
Capitalized interest	6.2

Total fixed charges	$82.4

Preferred Dividends:
Dividends on Preference Stock	$18.0

Ratio of earnings to fixed charges	21.0
Ratio of earnings to fixed charges and preferred dividends	17.2